Miller Energy Resources, Inc.
9721 Cogdill Rd, Suite 302
Knoxville, Tennessee 37932
April 2, 2014
Via EDGAR

Ethan Horowitz
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Miller Energy Resources, Inc.
Form 10-K for Fiscal Year Ended April 30, 2013
Filed July 15, 2013
File No. 001-34732

Dear Mr. Horowitz:
As discussed with you by telephone conversation with our counsel on March 31, 2014, this correspondence confirms our request for an additional extension of time to respond to the comments contained in the letter from the staff of the Securities and Exchange Commission, dated February 21, 2014, relating to the Company’s Form 10-K for the fiscal year ended April 30, 2013 (the “Comment Letter”). We expect to file our response to and furnish all information required by the Comment Letter no later than Friday, April 11, 2014.

Very truly yours,

MILLER ENERGY RESOURCES, INC.

By: /s/ Kurt C. Yost

Kurt Yost
Senior Vice President and
General Counsel
cc:    Vinson & Elkins L.L.P.